

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2020

Panagiotis Tolis
Chief Investor Relations Officer
Elvictor Group, Inc.
30 Wall Street (8th floor)
New York, NY 10005

> **Re: Elvictor Group, Inc.**
> **Post-effective Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 7, 2020**
> **File No. 333-225239**

Dear Mr. Tolis:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 5 to Form S-1

Prospectus Summary, page i

1.   We reissue comment 2. Please revise your prospectus to consistently describe this offering as a resale transaction and state you will receive no proceeds from this offering.

Where You Can Find More Information, page 37

2.   Notwithstanding that we note you have filed your annual report on Form 10-K for fiscal year 2019 on April 3, 2020, we reissue comment 3. Please revise this section to remove references to documents incorporated by reference.

Signatures, page II-5

3.   We reissue comment 4. Please provide the signatures for your principal financial officer

       or CFO, and your principal accounting officer or controller, as required by the Instructions to the Signatures on Form S-1. If a person is acting in more than one capacity, please indicate each capacity in which the person signs.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jacqueline Kaufman at 202-551-3797 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services